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EXHIBIT 99.1

                       ADDITION OF AN AFFILIATED COMPANY


1.   Company to be affiliated of
     - Company Name : Qingdao Posco Steel Processing Co., Ltd (QPSP)
     - Equity Capital (KRW) : 991 Million
     - Assets (KRW) : 991 Million
     - Major business : - Sales & Import/Export of Steel Products
                        - Steel Deep Drawing

2.   Acquisition Cost (KRW) : 991 Million (QPSP wholly owned by POA)

3.   Total number of affiliated companies:
     - Before additional affiliation : 44
     - After additional affiliation : 45

4.   Total assets of affiliated companies:
     - Before additional affiliation (KRW) : 24,403,283 Million
     - After additional affiliation (KRW)  : 24,404,274 Million


- Total number of affiliated companies and Total assets of affiliated companies are based on consolidated data as of December 31, 2003

- Equity Capital and Assets converted into KRW at the rate of 1,165.90 KRW/USD.

- POA (POSCO Asia Co., Ltd) is an 100% owned company by POSCO.